Exhibit 19.1

DEEP FISSION, INC.

INSIDER TRADING POLICY

(as adopted by the Board of Directors on December 19, 2025)

1.	Purpose

Deep Fission, Inc. (“Deep Fission” or the “Company”) is committed to conducting its business in compliance with all applicable foreign, federal and state securities laws, including the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). This Policy establishes rules governing trading in securities and the handling of confidential information in order to prevent insider trading and any related appearance of impropriety. Violations of insider trading laws can result in severe civil and criminal penalties, including fines, imprisonment, disgorgement of profits, and significant reputational harm to both individuals and the Company.

2.	Definition of “Material Non-Public Information”; Other Defined Terms

“Material Non-Public Information” means information that is both:

•              “Material”, meaning a reasonable investor would consider it important in deciding whether to buy, sell, or hold securities or that could reasonably be expected to affect the price or value of a security, and

•              “Non-Public”, meaning it is not generally and widely available to the public, which typically entails broad dissemination through a press release via a national wire service or a filing with the SEC.

Whether information constitutes Material Non-Public Information can be a fact-intensive inquiry, and anyone who has questions regarding whether information constitutes Material Non-Public Information should err on the side of caution and consult Deep Fission’s Chief Financial Officer or General Counsel before engaging in any transaction involving Securities.

Common examples of Material Non-Public Information include, without limitation:

•              earnings information and financial and operating results, including projections of future earnings, losses, or other business activity;

•              news of a possible merger, acquisition, or tender offer;

•              news of a possible agreement, collaboration, or partnership;

•              significant new products or services, or delays in the introduction or development of new products or services;

•              plans to raise additional capital through stock sales or other financing transactions;

•              the gain or loss of a significant partner or customer;

•              discoveries, or the grant, allowance, or disallowance of patents or other intellectual property rights;

•              changes in management or key personnel;

•              news of a significant sale or disposition of assets;

•              impending bankruptcy, restructuring, or financial liquidity problems;

•              changes in dividend policies or the declaration of a stock split or stock repurchase plan;

•              pending or threatened litigation or regulatory proceedings, or their resolution;

•              regulatory approvals, denials, or changes that may materially impact Deep Fission;

•              bank borrowings or other financing transactions outside the ordinary course of business;

•              changes in auditors or a determination that Deep Fission’s financial statements can no longer be relied upon; and

•              significant cybersecurity incidents or data breaches.

Other capitalized terms used in this Policy include:

“Controlled Entity” means any corporation, partnership, limited liability company, trust, investment vehicle, or other entity that is directly or indirectly controlled by, or whose investment decisions are influenced or directed by, a Covered Person. Transactions by a Controlled Entity are treated as transactions by the Covered Person.

“Covered Person” means any employee, officer, or director of Deep Fission, any consultant, contractor, advisor, or temporary worker who receives or has access to confidential or other non-public information of Deep Fission, and any Family Member or Controlled Entity of any such person.

“Family Member” means any immediate family member, including a spouse, domestic partner, parent, child, sibling, in-law, or other relative, any person living in the same household as a Covered Person, and any other person whose securities transactions are directed by or subject to the influence or control of a Covered Person.

“Partner” means any customer, vendor, supplier, strategic partner, counterparty, collaborator, competitor, acquisition target, or other third party with respect to which a Covered Person receives Material Non-Public Information in connection with such Covered Person’s service to Deep Fission.

“Securities” means any equity, debt, or other security or financial instrument of any entity, including common stock, preferred stock, stock options, restricted stock units, other equity-based awards, warrants, SAFEs, bonds, convertible notes, derivatives, exchange-traded funds, or any other instrument that is convertible into, exercisable for, based on, or otherwise relates to the securities of such entity.

3.	Prohibition on Insider Trading, Tipping, and Misuse of Material Non-Public Information

3.1.	Trading While in Possession of Material Non-Public Information

No Covered Person may, while in possession of Material Non-Public Information relating to Deep Fission or any Partner, directly or indirectly, including through Family Members or Controlled Entities:

•              buy or sell Deep Fission Securities or Securities of any Partner; or

•              make a gift, transfer, pledge, or other disposition of such Securities, which, for purposes of this Policy, are treated as sales.

Any Covered Person who has questions regarding whether particular information constitutes Material Non-Public Information should err on the side of caution and consult Deep Fission’s Chief Financial Officer or General Counsel before engaging in any transaction.

3.2.	Prohibition on Sharing Material Non-Public Information (“Tipping”)

No Covered Person may, while in possession of Material Non-Public Information, directly or indirectly:

•              disclose, communicate, or pass such information to any other person, including any Family Member or Controlled Entity, except as expressly authorized in the course of performing duties for Deep Fission and subject to appropriate confidentiality obligations; or

•              recommend, suggest, or induce any other person to buy or sell Deep Fission Securities or Securities of any Partner.

Liability for violations of this Policy may extend to both the person who discloses Material Non-Public Information (the “tipper”) and the person who trades on the basis of such information (the “tippee”), whether or not the tipper derives any direct or indirect benefit.

3.3.	Misuse of Material Non-Public Information

No Covered Person may, while in possession of Material Non-Public Information, directly or indirectly:

•              use such information for any purpose other than in the performance of such Covered Person’s duties for Deep Fission, including to obtain any direct or indirect personal benefit or trading advantage; or

•              engage in any action that takes advantage of, or causes another person to take advantage of, such information, including influencing, structuring, or timing transactions in Securities.

3.4.	Trading in Securities of Other Issuers (“Shadow Trading”)

No Covered Person may engage in Shadow Trading, including trading in the securities of any issuer, including exchange-traded funds, where such trading is based on or informed by Material Non-Public Information about Deep Fission or any Partner.

3.5.	No Exceptions: No Intent Required

These prohibitions apply regardless of intent, personal hardship, financial circumstances, or whether a Covered Person believes the information to be immaterial or already known by others. Transactions that may be necessary or justifiable for independent reasons are not exceptions to this Policy. Even the appearance of an improper transaction must be avoided.

3.6.	Continuing Obligations

These obligations apply regardless of a Covered Person’s place of residence and continue after a Covered Person’s employment or service with Deep Fission ends for so long as the Covered Person possesses Material Non-Public Information.

4.	Additional Prohibited Transactions

Deep Fission prohibits Covered Persons from engaging in short-term, speculative, or other transactions involving Deep Fission Securities that are inconsistent with long-term ownership or that could create the appearance of trading based on short-term market movements. Accordingly, unless otherwise expressly permitted below, the following transactions involving Deep Fission Securities are prohibited:

4.1.	Short Sales

Short sales of Deep Fission Securities, including selling securities not owned in anticipation of a decline in market price or as part of an arbitrage transaction, are prohibited. Securities laws also generally prohibit members of the Board of Directors, Section 16 Officers, and beneficial owners of more than ten percent of a class of Deep Fission’s registered equity securities from engaging in short sales, except in very limited circumstances.

4.2.	Derivatives, Puts, and Calls

Buying or selling puts, calls, or other derivative or equivalent positions with respect to Deep Fission Securities, including options, futures, or similar instruments traded on any exchange, including cashless collars, is prohibited.

4.3.	Margin Accounts and Pledging

Holding Deep Fission Securities in a margin account as collateral for a margin loan, pledging or hypothecating Deep Fission Securities as collateral for any loan, or borrowing from a brokerage firm, bank, or other entity to purchase Deep Fission Securities is prohibited, except in connection with a permitted cashless exercise under Deep Fission’s equity plans.

4.4.	Hedging and Monetization Transactions

Hedging or monetization transactions involving Deep Fission Securities are prohibited. Such transactions include prepaid variable forwards, equity swaps, collars, exchange funds, or similar arrangements that allow a Covered Person to retain ownership of Deep Fission Securities while reducing or eliminating the risks and rewards of ownership. These transactions misalign the interests of Covered Persons with those of Deep Fission’s stockholders and are therefore not permitted.

4.5.	Cashless Exercises by Directors and Executive Officers

Directors and executive officers may engage in cashless exercises of equity awards only through (a) a broker independently selected by the individual or (b) the Company’s equity plan administrator acting solely in an administrative capacity, and in each case only if the transaction does not involve any extension of credit by Deep Fission, directly or indirectly.

4.6.	Short-Term Trading and Short-Swing Profits

Members of the Board of Directors, Section 16 Officers, and beneficial owners of more than ten percent of a class of Deep Fission’s equity securities registered under the Exchange Act are subject to the SEC’s “short-swing” profit rule, which requires disgorgement of any profit realized from any non-exempt purchase and sale of Deep Fission Securities within a six-month period.

5.	Pre-Clearance of Trades of Deep Fission Securities

To assist in preventing inadvertent violations of this Policy and to avoid even the appearance of an improper transaction (including circumstances in which a Covered Person engages in a transaction while unaware of a pending material development), the following persons and their Family Members and Controlled Entities must obtain pre-clearance in writing from Deep Fission’s General Counsel or Chief Financial Officer before engaging in any transaction involving Deep Fission Securities, including acquisitions, dispositions, transfers, or gifts (collectively, “Pre-Determined Insiders”):

•	all members of the Board of Directors;

•	all individuals designated as “officers” for purposes of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (“Section 16 Officers”); and

•	certain employees of Deep Fission or its subsidiaries who are designated from time to time by the Chief Executive Officer or Chief Financial Officer as having regular access to Material Non-Public Information, which may include personnel in legal or finance functions.

Unless a proposed transaction is effected pursuant to a Trading Plan (as defined below), a request for pre-clearance must be submitted in writing no later than two business days before the proposed execution date of the transaction, unless a waiver is granted by Deep Fission’s General Counsel or Chief Financial Officer. Deep Fission will record the date each pre-clearance request is received and the date on which it is approved or denied. Unless revoked, a grant of pre-clearance will generally remain valid until the close of trading on the fifth business day following the date on which approval is granted. If the approved transaction is not executed during that period, pre-clearance must be renewed before the transaction may occur.

Pre-clearance does not relieve any Covered Person of responsibility for compliance with this Policy or applicable securities laws. All Covered Persons, whether or not subject to pre-clearance, remain responsible for complying with all restrictions under this Policy, including prohibitions on insider trading and tipping, trading during blackout periods, trading within two full trading days after earnings releases or other significant public announcements, and engaging in short-term or speculative trading.

6.	Trading Blackouts and Rule 10b5-1 Trading Plans

6.1. Trading Blackouts

Deep Fission imposes certain trading blackout periods to ensure that its stockholders and the investing public are afforded adequate time to receive and evaluate material information disclosed by Deep Fission. To avoid even the appearance of impropriety, as a general rule, Covered Persons should not engage in any transaction involving Deep Fission Securities until at least two full trading days have passed following the public release of material information. For example, if an announcement is made after market close on a Monday, Thursday would generally be the first day on which trading would be permitted. If an announcement is made after market close on a Friday, Wednesday would generally be the first eligible trading day.

From time to time, Deep Fission may require members of the Board of Directors, officers, employees, and others, including Family Members and Controlled Entities, to suspend trading in Deep Fission Securities because of developments known to Deep Fission that have not yet been disclosed to the public. During such periods, these persons may not engage in any transaction involving Deep Fission Securities and may not disclose the existence of the blackout or the underlying information to any other person, except as strictly necessary to prevent trading by Family Members or Controlled Entities. Regardless of whether a trading blackout period is in effect, no Covered Person may trade in Deep Fission Securities at any time while in possession of Material Non-Public Information.

6.2. Mandatory Earnings Trading Blackout

Members of the Board of Directors, Section 16 Officers, Pre-Determined Insiders, and their respective Family Members and Controlled Entities are subject to a quarterly trading blackout period beginning on the sixteenth day of the final month of each fiscal quarter and continuing until two full trading days have passed following the public release of Deep Fission’s earnings for that quarter. Any person whose employment or affiliation with Deep Fission ends during a blackout period remains subject to the blackout for its duration.

6.3. Equity Awards; Options and Restricted Stock Units

The cash exercise of stock options may be completed at any time. This Policy does not apply to the exercise of tax withholding rights pursuant to which a Covered Person elects to have Deep Fission withhold shares subject to an option or restricted stock unit in order to satisfy applicable tax withholding obligations arising from option exercises or the vesting or settlement of restricted stock units. Any market sale of shares, including same-day sales to fund the exercise price or tax obligations associated with equity awards (a “sell-to-cover”), remains subject to applicable trading windows, blackout periods, and pre-clearance requirements.

6.4. Exception for Rule 10b5-1 Trading Plans

Transactions in Deep Fission Securities that are effected pursuant to a properly adopted and approved trading plan that complies with Rule 10b5-1 under the Exchange Act (a “Trading Plan”) are not subject to the prohibitions on trading on the basis of Material Non-Public Information or the restrictions relating to pre-clearance and trading blackouts set forth in this Policy. Members of the Board of Directors, Section 16 Officers, and Pre-Determined Insiders are strongly encouraged to conduct trading in Deep Fission Securities only pursuant to Trading Plans.

Rule 10b5-1 provides an affirmative defense to insider trading liability under federal securities laws for trading conducted in accordance with a qualifying Trading Plan. This defense does not prevent the initiation of private litigation. Trading Plans may provide for transactions in Deep Fission Securities, including shares acquired through the exercise of options or the settlement of restricted stock units, and may be adopted only during an open trading window and at a time when the Covered Person is not aware of any Material Non-Public Information.

Any Trading Plan must comply with applicable SEC rules and regulations and must be approved in writing in advance by Deep Fission’s General Counsel or Chief Financial Officer, including applicable cooling-off periods, director and officer representations, limitations on multiple overlapping plans, and good-faith requirements under Rule 10b5-1(c). The adoption, modification, or termination of a Trading Plan may be subject to public disclosure in accordance with applicable SEC rules. The adoption of a Trading Plan does not relieve any Covered Person of compliance with Section 16 of the Exchange Act, including the six-month short-swing profit rules.

6.5. Revocation or Amendment of Trading Plans

Revocation or amendment of a Trading Plan is discouraged. A Trading Plan may be revoked or amended only in accordance with its terms and applicable SEC rules. Revocation or amendment must be communicated in writing to the broker administering the Trading Plan, with prior written notice provided to Deep Fission’s General Counsel or Chief Financial Officer.

If a Trading Plan is terminated, the adoption of any new Trading Plan will be subject to applicable SEC-mandated cooling-off periods and any other restrictions then in effect. Any modification that changes the amount, price, or timing of transactions under a Trading Plan will be treated as the termination of the existing Trading Plan and the adoption of a new Trading Plan. Under certain circumstances, including the announcement of a merger or other material corporate event, a Trading Plan may be required to be revoked to avoid a violation of law or adverse consequences to Deep Fission. In such circumstances, the Chief Financial Officer, General Counsel, or their designee is authorized to notify the broker administering the Trading Plan.

6.6. Pension and 401(k) Plan Blackout Periods

If Deep Fission Securities are available as an investment option or used as a company matching contribution under Deep Fission’s 401(k) plan, directors and executive officers are prohibited from trading Deep Fission Securities during any pension or 401(k) plan blackout periods applicable to such plans.

6.7. Transactions by Deep Fission

Transactions by Deep Fission in its own securities, including stock repurchases, shall be conducted in compliance with applicable securities laws and regulations.

7.	Section 16 Filings

Directors and Section 16 Officers of Deep Fission, including their respective Family Members and Controlled Entities (collectively, “Section 16 Reporting Persons”), are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934 and are legally required to file Forms 3, 4, and 5, as applicable. While Deep Fission expects to assist Section 16 Reporting Persons with compliance under Section 16, including by preparing required filings for those who request such assistance, the obligation to ensure that all Section 16 reports are complete, accurate, and timely remains the personal responsibility of each Section 16 Reporting Person. Deep Fission is not responsible for any failure by a Section 16 Reporting Person to comply with applicable Section 16 filing requirements or other federal securities laws.

Each Section 16 Reporting Person must ensure that his or her broker promptly provides Deep Fission with complete transaction information, including the trade date, number of shares, and exact price, for every transaction involving Deep Fission Securities, including purchases, sales, gifts, transfers, pledges, and transactions effected pursuant to Rule 10b5-1 Trading Plans. Such information must be provided both in connection with applicable pre-clearance requirements and immediately following execution of the transaction.

8.	Consequences of Violation of This Policy

Violations of insider trading laws and this Policy can result in severe civil, criminal, regulatory, internal, and reputational consequences for Covered Persons, Family Members, Controlled Entities, and Deep Fission, including those described below. The size of a transaction has no impact on potential insider trading liability. In past enforcement actions, transactions as small as $400 have resulted in SEC investigations and lawsuits.

•	Criminal and Civil Penalties for Individuals. For Covered Persons or Family Members who trade on Material Non-Public Information or disclose such information to others (“tipping”): (a) imprisonment for up to 20 years (or up to 30 years in certain circumstances); (b) civil penalties of up to three times the profit gained or loss avoided; and (c) criminal fines of up to $5 million, regardless of the size of the profit or loss.

•	Criminal and Civil Penalties for the Company and Supervisory Persons. For Deep Fission, and potentially for supervisory persons, that fail to take appropriate steps to prevent illegal trading: (a) civil penalties equal to the greater of $1 million or three times the profit gained or loss avoided as a result of the violation; and (b) criminal penalties of up to $25 million dollars.

•	Private Civil Liability. Private plaintiffs may assert claims against Covered Persons, Family Members, Controlled Entities, and Deep Fission, including claims brought by contemporaneous traders.

•             Internal Disciplinary Action. If Deep Fission has a reasonable basis to conclude that a Covered Person has violated this Policy, whether knowingly or unknowingly, Deep Fission may impose disciplinary sanctions, up to and including termination of employment or engagement for cause.

•             Reputational and Career Impact. Any of the consequences described above, including an investigation by the Securities and Exchange Commission that does not result in prosecution, may severely damage an individual’s reputation and career, as well as the reputation of Deep Fission.

9.	Acknowledgments & Training

All directors, officers, employees, consultants, and contractors of Deep Fission and its subsidiaries are required to acknowledge, electronically or in writing, their understanding of and intent to comply with this Insider Trading Policy. Such acknowledgment constitutes each person’s consent to the issuance of any stop-transfer orders or other instructions that Deep Fission deems necessary to its transfer agent or equity plan administrator in order to enforce compliance with this Policy.

As a condition of initial engagement or employment, and as a condition of continued service, all directors, officers, employees, consultants, and contractors must complete insider trading training provided by Deep Fission upon onboarding and on an annual basis thereafter, and must periodically reaffirm, electronically or in writing, that they have read, understand, and agree to comply with this Policy.

10.	Modifications

This Policy has been approved by Deep Fission’s Board of Directors. Non-substantive modifications may be made by officers with notice to the Board or the Nominating and Corporate Governance Committee. Failure to enforce this Policy in any instance does not waive future enforcement.

11.	Assistance / Questions

Any person who has any questions about specific transactions may obtain additional guidance from Deep Fission’s Chief Financial Officer or General Counsel or their designee.